UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

T ABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 20, 2007		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 8, 2007
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2006	2005
ASSETS
Receivable—Employer Contributions	$95,927	$74,843

Investments at Fair Value:
Worthington Deferred Profit Sharing Plan Master Trust	1,154,569	1,113,736
Worthington Deferred Profit Sharing Plan Master Trust Wrapper Contracts	123,429	128,920

Total Master Trust Investments	1,277,998	1,242,656
Participant Loans	19,262	21,770

Total Investments	1,297,260	1,264,426

Total Assets	1,393,187	1,339,269

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	1,393,187	1,339,269
Adjustment from Fair Value to Contract Value for Fully
Benefit-Responsive Investment Contracts	1,241	1,464

Net Assets Available for Benefits	$1,394,428	$1,340,733

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$116,984	$116,519
Employee	186,646	196,635

Total	303,630	313,154

Interest and Dividend Income	60,691	34,927
Net Appreciation in Fair Value of Investments Held in the Worthington Deferred Profit Sharing Plan Master Trust	59,184	41,282

Total Additions	423,505	389,363

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	369,170	64,367
Administrative Expenses	640	975

Total Deductions	369,810	65,342

Net Increase (Decrease) in Net Assets	53,695	324,021
Net Assets Available for Benefits at Beginning of Year	1,340,733	1,016,712

Net Assets Available for Benefits at End of Year	$1,394,428	$1,340,733

See accompanying notes.

NO TES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Gerstenslager, Chilton and Gerett facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Industries, Inc. is the Plan sponsor.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Gerstenslager Deferred Profit Sharing Plan, the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Chilton and Gerett facilities are eligible to participate in the Plan after satisfying the applicable probationary period for each employment location.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) - Gerstenslager facility participants may defer up to 50% of their compensation to be contributed to the Plan by the Company. Chilton and Gerett facility participants may defer up to 60% of their compensation to be contributed to the Plan by the Company. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions – there are no matching contributions for the Gerstenslager facility participants. The Chilton facility participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 5% of their compensation. The Gerett facility participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 4% of their compensation.

Annual Company Contributions – There are no annual company contributions for the Gerstenslager and Gerett facility participants. The Chilton facility participants will receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees will receive an annual contribution of 1% of pay regardless of age.

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual company contributions (as applicable), earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, though, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Employer matching and annual contributions are vested 100% upon 3 or more years of service.

Forfeitures:

Forfeitures will be used to reduce any future employer contributions. There were no allocated forfeitures during 2006 and 2005.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years, except for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The Gerstenslager facility participants may receive early benefit payments after reaching the age of 59  1/2. Early retirement age is 62 for the Chilton and Gerett facility participants.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Gerstenslager participant may receive a lump sum amount equal to the value of his or her account. Chilton and Gerett participants may receive a lump sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Accordingly, the 2005 presentation has been reclassed to conform to the 2006 presentation.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. The Worthington Industries, Inc. Common Stock Fund is a unitized stock fund that holds just Worthington common stock and cash. The units in the stock fund are valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments. Investments in wrap contracts are fair valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Sponsor in the event they change employers within the group.

3.	Tax Status

On November 8, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments

	2006	2005
Investments of Master Trust at Fair Value:
Registered Investment Companies	$226,167,593	$189,606,658
Common Collective Trusts	46,409,433	42,966,264
Worthington Industries, Inc. Securities	21,247,182	27,105,643

Total	$293,824,208	$259,678,565

The Plan’s share of the investments held by the Master Trust is approximately 1% at December 31, 2006 and 2005. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

	2006	2005
Investment Income for the Master Trust:
Interest and Dividend Income	$14,187,363	$8,178,591
Worthington Industries, Inc. Securities	(153,580)	(612,193)
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common Collective Trusts	12,788,424	9,855,060

Total	$26,822,207	$17,421,458

At December 31, 2006 and 2005, the Master Trust held 1,169,537 and 1,395,450, common shares of Worthington Industries, Inc. in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from Worthington Industries, Inc. of $920,873 and $960,234 for the years ended December 31, 2006 and 2005.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2006 and 2005 are as follows:

	2006	2005
Dodge & Cox Stock Fund	$29,959,813	$22,536,339
Worthington Industries, Inc. Common Stock Fund	21,247,182	27,105,643
Fidelity Balanced Fund	57,631,278	52,582,503
Fidelity Blue Chip Growth Fund	N/A	27,180,667
Fidelity Diversified International Fund	43,069,557	30,512,575
Fidelity Managed Income Portfolio Fund	46,409,433	42,966,264
Harbor Capital Appreciation R Fund	32,930,839	N/A

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual funds for the investment management services.

The Plan offers Worthington common shares as an investment option. As a result Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan

6.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay a portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2006	2005
Investments At Fair Value	$123,429	$128,920
Adjustments to Contract	1,241	1,464

Investments at Contract Value	$124,670	$130,384

Average Yield on Actual Earnings	4.34%	3.71%
Crediting Interest Rate	4.27%	3.65%

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits at December 31, 2006 to the Form 5500 filed with the IRS. Form 5500 reports net assets at contract value and the financial statements report at fair value. Form 5500 does not report on a comparative basis therefore December 31, 2005, does not change.

2006
Net Assets Available for Benefits	$1,394,428
Benefit-Responsive Investment Contracts	(1,241)

Form 5500	$1,393,187

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$1,277,998
*	Participant Loans	Notes Receivable (Interest at Prevailing Local Rate)	N/A	19,262

				$1,297,260

*	Party-in-Interest to the Plan